XORTX Therapeutics Clarifies Halt of Trading in Canada and
Timing for Commencement of Trading
on TSX Venture Exchange

CALGARY, AB – November 4, 2021– XORTX Therapeutics Inc. ("XORTX" or the “Company”) (TSXV: XRTX | NASDAQ: XRTX), a pharmaceutical therapeutics company focused on developing innovative therapies to treat progressive kidney disease, wishes to clarify that the Company’s common shares were halted on both the TSX Venture Exchange (the “TSXV”) and the Canadian Securities Exchange (the “CSE”) to finalize the de-listing procedures required on the CSE. The common shares will be de-listed from the CSE at close of market today and the common shares will re-commence trading tomorrow, Friday, November 5, on the TSXV under the trading symbol XRTX.

Shareholders are not required to exchange their share certificates or take any other action in connection with the TSXV listing, as there will be no change in the CUSIP for the common shares.

About XORTX Therapeutics Inc.

XORTX Therapeutics Inc. is a pharmaceutical company with two clinically advanced products in development – XRx-008 for Autosomal Dominant Polycystic Kidney Disease (ADPKD), XRx-101 for acute kidney injury associated with Coronavirus / COVID-19 infection and XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy (T2DN). XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX Therapeutics, we are dedicated to developing medications to improve the quality of life and future health of patients. Additional information on XORTX Therapeutics is available at www.xortx.com.

For further information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

Dr. David Sans, Head of Corporate Development in New York City

dsans123@xortx.com or +1 347 573 0541

The TSX Venture Exchange and Nasdaq have neither approved nor disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

XORTXTherapeutics Inc. 4000, 421 – 7th Avenue SW, Calgary, Alberta, Canada T2P 4K9 T + 1 403 455 7727 | xortx.com | CSE : XRX NASDAQ: XRTX